EXHIBIT 16.01

May 15,2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7561

Commissioners:

We have read the statements made by Graña y Montero S.A.A. (the “Company”) (copies attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F, as part of the annual report of the Company for the year ended December 31, 2016. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Gaveglio Aparicio y Asociadas Sociedad Civil de Responsabilidad Limitada

Lima, Peru

Gaveglio Aparicio y Asociadas Sociedad Civil de Responsabilidad Limitada.

Av. Santo Toribio 143, Piso 7, San Isidro, Lima, Peru, T: +51 (1) 211 6500 F: +51 (1) 2 11 6550

www.pwc.com / pe

Gaveglio Aparicio y Asociadas Sociedad Civil de Responsabilidad Limitada es una firma miembro de Ia red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada e independiente que no actua en nombre de PwCIL ni de cualquier otra firma miembro de Ia red. lnscrita en Ia Partida No. 11028527, Registro de Personas Juridicas de Lima y Callao.

ATTACHMENT 1:

EXTRACT FROM ITEM 16F- CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)	Dismissal of Independent Registered Public Accounting Firm

The company and Gaveglio, Aparicio y Asociadas S.C. de R.L., a member firm of PricewaterhouseCoopers (“PwC”) determined that PwC lacked independence from the company with respect to the company’s financial statements for the fiscal year 2016 as a consequence of non-audit services provided by PwC to the company beginning in the fourth quarter of the fiscal year 2016. The services related to the company’s testing of internal controls in accordance with the Sarbanes-Oxley Act. As a result, the company and PwC mutually agreed on October 4, 2017 to the company’s dismissal of PwC as auditor of the company’s consolidated financial statements for the fiscal year 2016. The company’s Audit and Process Committee and Board of Directors participated in and approved the decision to dismiss PwC and recommended the appointment of the company’s new independent registered public accounting firm.

(b)	New Audit of 2015

The independence issue described above did not affect the independence of PwC with respect to PwC’s audit of the company’s consolidated financial statements for the fiscal years 2014 and 2015. The audit reports of PwC on the company’s consolidated financial statements for the fiscal years 2014 and 2015 did not contain any adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

On or about March 23, 2018, PwC informed the company that it would not authorize the use of its 2015 audit opinion in connection with the filing of the company’s annual report on Form 20-F without conducting substantial additional procedures. PwC could not give any assurance as to when it could complete such additional procedures and stated it could take several months. PwC informed the company that professional standards required the performance of substantial additional procedures with respect to the 2015 consolidated financial statements because of publicly reported procedural developments since the firm’s dismissal in October 2017 concerning the cumulative effect of the decision of the Peruvian court to include three former executives of the company and the company in its ongoing criminal investigation relating to projects involving Odebrecht, coupled with a 2015 agreement that was first provided to PwC in May 2017 while PwC was conducting the audit for the fiscal year 2016.

On Apri1 17, 2018, to avoid further delay, the company appointed Moore Stephens SCAI S.A. (“Moore Stephens”) as its new independent registered public accounting firm for the fiscal year 2015 and announced that the previously issued consolidated financial statements of the company for the 2015 fiscal year (and the related audit opinion of PwC) should no longer be relied upon. Among other factors, as the company’s current auditor, Moore Stephens, was in the process of completing its audit work with respect to the 2016 fiscal year (see (d) below) and thus, in the company’s view, could more timely and efficiently complete the 2015 audit processes as well.

(c)	Disagreements and Reportable Events

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were no “disagreements” (as described in Item 16.F(a)(1)(iv) of Form 20-F) with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused them to make reference thereto in their reports on the financial statements for such years.

ATTACHMENT 1

During the 2015 and 2016 fiscal years and the subsequent interim period through October 4, 2017, there were “reportable events” (as that term is defined in Item 16.F(a)(1)(v) of Form 20-F) as follows: (i) as disclosed in the company’s annual report on Form 20-F for the 2015 fiscal year, the company’s management and PwC each concluded that the company did not maintain effective internal control over financial reporting as of December 31, 2015, because of a material weakness related to inadequate controls over segregation of duties in certain activities in some subsidiaries; (ii) PwC advised the company that the company did not maintain effective internal control over financial reporting as of December 31, 2016 as a result of the material weaknesses described in Item 15.B of this annual report, except that the following items were not advised by PwC: (1) inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department, (2) a control environment not always sufficient to ensure adequate enterprise risk management (including fraud risk), and (3) the conclusion which states that there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties; and (iii) at the time of PwC’s dismissal, as described in (a) above, PwC’s audit of the consolidated financial statements for the fiscal year 2016 was not complete, including the final resolution of matters related to the accounting for two contracts and any related implications from the finalization of the internal investigation conducted by the company.

The Audit and Process Committee of the company discussed the subject matter of each of the reportable events with PwC. The company authorized PwC to fully respond to the inquiries of the successor accountant concerning these reportable events.

The company has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated May 15, 2018, is filed as Exhibit 16.01 to this annual report.

ATTACHMENT 2:

Extract from Item 15B - Listing of Material Weaknesses

The material weaknesses identified are described below:

Control Environment

The control environment, which is the responsibility of senior management, helps set the tone of the organization, influences the control consciousness of its officers and employees, and is an important component affecting how the organization performs risk management, financial analysis, accounting and financial reporting. A proper organizational tone can be promoted through a variety of means, such as policies and codes of ethics, a commitment to hiring competent employees, the manner and content of oral and written communications, and structures that promote and reward openness, strong internal controls, effective governance, risk management, compliance and ethical behavior.

As of December 31, 2016, we did not maintain an effective control environment primarily attributable to the following identified material weaknesses:

•	Our assessment found that an inconsistent and ineffective tone at the top was present, under the then-existing senior management, that was not effective to ensure adherence to IFRS and our accounting policies and procedures. This resulted in an environment which in some instances may have led to incorrect accounting decisions and the failure to disclose information that may be necessary for an effective review of transactions and accounting entries to the appropriate finance and accounting personnel, our Board, our Audit and Process Committee, and/or independent registered public accounting firm. In addition, we identified an inadequate oversight by the Audit Committee regarding the role of the Internal Audit Department. The control environment was not always sufficient to ensure that adequate entreprise risk management (including fraud risk) and monitoring mechanisms were in place to secure that our internal control over financial reporting operated effectively, including that the relevant risk/control activities were carried out properly and that corrective actions were taken on a priority basis and in timely manner.

•	We did not have sufficient personnel with an appropriate level of knowledge, experience and training in the application of IFRS and with requirements of internal control over financial reporting commensurate with the complexity of our financial reporting requirements.

These material weaknesses in the risk and control environment contributed to the following additional material weaknesses, including the material weaknesses in risk assessment, information and communication, and monitoring and evidential matter.

Risk Assessment

We identified deficiencies in the controls to address the risks of a material misstatement. Specifically, changes to existing controls or the implementation of new controls were not sufficient to respond to changes to the risks of material misstatements to financial reporting, due in part to acquisitions, dispositions and other changes to the business. These deficiencies contributed to the following additional material weaknesses:

•	Accounting closing process with respect to the review of the consolidated and separate financial statements: we identified deficiencies in the controls over certain business processes including our period-end financial reporting process, including the identification and execution of controls over financial statement analyses required to assess the appropriateness of certain account balances at period-end and the control over the completeness and accuracy of interim and annual financial statement presentation and disclosure.

•	Controls over the review, approval and documentation related to journal entries: we identified deficiencies in design and operational effectiveness of the controls over the review, approval and documentation related to journal entries. Specifically, effective controls were not in place to verify and properly approve that journal entries were prepared with sufficient supporting documentation, reports and spreadsheets used to support the journal entries were complete and accurate.

ATTACHMENT 2

•	Deficiencies in the design and operational effectiveness of controls over segregation of duties: we identified deficiencies in design and operational effectiveness of the controls over segregation of duties to ensure that conflicted individuals were not involved in activities related to their conflicts or that such activities were monitored by appropriate individuals using complete and accurate information.

•	Deficiencies in the design of controls over the timely accounting for signed contracts: we identified deficiencies in the design of the controls, including entity-level controls and process-level controls to prevent or detect material inaccuracies, related to the accounting for the contracts signed with certain companies with which we are associated (Consorcio Constructor Ductos del Sur), one of the company’s significant joint arrangements. Specifically, we identified deficiencies related to the accounting assessment of joint arrangement contracts and the assessment of the completeness of contracts, which is relevant to verifying all contracts and addenda are accounted for, including any changes in the percentage-of-interests held in certain entities. We noted that certain entities (i.e. consortia) were accounted for using an accounting basis that was not consistent with the nature/type of the joint arrangement contracts. Nevertheless, there were no significant impacts in our consolidated financial statements because clarifying addendums were signed by the parties.

•	Deficiencies in the design and operational effectiveness of controls established with respect to the recognition of revenue: we identified deficiencies in design and operational effectiveness of the controls related to the accounting for revenue and accounts receivable, including construction contract revenues and contingent revenues. Specifically, with respect to construction contract revenues and costs, we identified deficiencies in the controls to verify that unbilled services at the closing date of the financial statements were completely and accurately identified and recorded, projected margins by project/work were reasonable, supported and accurately calculated, and revenues billed related to actual transactions were authorized by the customer and stated at the correct amounts. Further, with respect to contingent revenues, we did not have effective controls to verify that revenues that were contingent in nature were not recognized until all of the recognition criteria were met. We identified deficiencies in design and operational effectiveness of the controls over the valuation of provisions for revenue. Specifically, we identified deficiencies in the controls to ensure the provisions stated in the financial statements were recoverable and were not impaired.

•	Deficiencies in the determination of related estimates and the accounting for inventory and inventory entries received: We identified deficiencies in design and operational effectiveness of the controls related to the accounting for inventory and inventory entries received. Specifically, one of our subsidiaries has not implemented the controls in all locations where they receive inventories. Also, we identified deficiencies in the design and operational effectiveness of the control over the review, approval and documentation related to purchases of services.

•	Deficiencies in design and operational effectiveness of the controls over the review and approval of the valuation of acquired assets and liabilities as part of a step acquisition: We identified deficiencies in the controls to verify the data, assumptions, model and calculations used to value acquired assets and liabilities were appropriate and reasonable.

Information and Communication

We identified deficiencies in the controls over information and communications. Specifically, we identified deficiencies in the process to verify all information necessary to be provided to the accounting department to achieve complete and accurate financial reporting from other operating departments were provided completely, accurately and on a timely basis.

ATTACHMENT 2

Monitoring and Evidential Matter

Deficiencies in operational effectiveness of controls over SOX compliance: we identified deficiencies in design and operational effectiveness of the monitoring controls related to the design and operational effectiveness of our internal controls. Specifically, we did not maintain personnel and systems within the internal audit function that were sufficient to ensure the adequate monitoring of control activities. This control deficiency resulted in some instances of the internal audit function’s failure to identify or sufficiently follow through on the analysis of certain inappropriate accounting decisions and changes in accounting methodology.

We did not consistently maintain sufficient evidential matter, including documentation, to provide reasonable support for management’s assessment of the effectiveness of internal control over financial reporting.